REGISTRATION RIGHTS AGREEMENT

Registration Rights Agreement (the “Agreement”), dated as of October 11, 2012, by and between FREESEAS INC., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company”), and Dutchess Opportunity Fund, II, LP, a Delaware Limited Partnership (the “Investor”).

Whereas, pursuant to the terms of the Investment Agreement by and between the Company and the Investor of this date (the “Investment Agreement”), the Company has agreed to issue and sell to the Investor up to 2,352,962 shares of the Company’s Common Stock, $.001 par value per share (the “Common Stock”), to be purchased pursuant to the terms and subject to the conditions set forth in the Investment Agreement; and

Whereas, as a condition precedent to the Company’s right to issue a Put Notice under the Investment Agreement, the resale of shares of Common Stock issuable pursuant to such Put Notice must be registered under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute (collectively, the “1933 Act”), and applicable state securities laws and the Company has agreed to register such resale pursuant to the terms hereof.

Now therefore, in consideration of the foregoing promises and the mutual covenants contained hereinafter and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Investor hereby agree as follows:

Section 1.            DEFINITIONS.

As used in this Agreement, the following terms shall have the following meanings:

“Execution Date” means the date of this Agreement set forth above.

“Person” means a corporation, a limited liability company, an association, a partnership, an organization, a business, an individual, a governmental or political subdivision thereof or a governmental agency.

“Principal Market” shall mean Nasdaq Capital Market, the NYSE Amex, the New York Stock Exchange, the Nasdaq Global Market, the Nasdaq Global Select Market or the OTC Bulletin Board, whichever is the principal market on which the Common Stock of the Company is listed.

“Register,” “Registered,” and “Registration” refer to the Registration effected by preparing and filing one (1) or more Registration Statements in compliance with the 1933 Act and pursuant to Rule 415 under the 1933 Act or any successor rule providing for offering securities on a continuous basis (“Rule 415”), and the declaration or ordering of effectiveness of such Registration Statement(s) by the United States Securities and Exchange Commission (the “SEC”).

“Registrable Securities” means (i) the shares of Common Stock issued or issuable pursuant to the Investment Agreement, and (ii) any shares of capital stock issued or issuable with respect to such shares of Common Stock, if any, as a result of any stock split, stock dividend, recapitalization, exchange or similar event or otherwise, which have not been (x) included in the Registration Statement that has been declared effective by the SEC, or (y) sold under circumstances meeting all of the applicable conditions of Rule 144 (or any similar provision then in force) under the 1933 Act.

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“Registration Statement” means the registration statement or statements of the Company filed under the 1933 Act covering the Registrable Securities.

All capitalized terms used in this Agreement and not otherwise defined herein shall have the same meaning ascribed to them as in the Investment Agreement.

Section 2.            REGISTRATION.

(a)         Subject to Section 3(g), prior to the issuance of any Put Notices under the Investment Agreement, the Company shall file with the SEC the Registration Statement or Registration Statements (as is necessary) on Form F-1 (or, if such form is unavailable for such a registration, on such other form as is available for such registration), covering the resale of all of the Registrable Securities, which Registration Statement(s) shall state that, in accordance with Rule 416 promulgated under the 1933 Act, such Registration Statement also covers such indeterminate number of additional shares of Common Stock as may become issuable upon stock splits, stock dividends or similar transactions. The Company shall initially register for resale 2,352,962 shares of Common Stock, except to the extent that the SEC requires the share amount to be reduced as a condition of effectiveness.

(b)         Intentionally Omitted.

(c)         The Company agrees not to include any other securities in the Registration Statement covering the Registrable Securities without the Investor’s prior written consent which the Investor may withhold in its sole discretion.

Section 3.            RELATED OBLIGATIONS.

At such time as the Company is obligated to prepare and file the Registration Statement with the SEC pursuant to Section 2(a), the Company shall have the following obligations with respect to the Registration Statement:

(a)         The Company shall prepare and file with the SEC a Registration Statement, or multiple Registration Statements for the resale by the Investor of the Registrable Securities. The Company in its sole discretion may chose when to file such Registration Statements; provided, however, that the Company shall not have the ability to request any Puts until the effectiveness of a Registration Statement. Each Registration Statement shall contain the “Plan of Distribution” section in substantially the form attached hereto as Exhibit A. The Company shall cause any Registration Statement that has been declared effective to remain effective at all times until all Registrable Securities contained in such Registration Statement cease to be Registrable Securities (the “Registration Period”). Each Registration Statement (including any amendments or supplements thereto and prospectuses contained therein) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. The Investor agrees to provide all information which it is required by law to provide to the Company, including the intended method of disposition of the Registrable Securities, and the Company’s obligations set forth above shall be conditioned on the receipt of such information.

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(b)         The Company shall (i) prepare and file with the SEC such amendments (including post-effective amendments) and supplements to a Registration Statement and the related prospectus used in connection with such Registration Statement, which prospectus is to be filed pursuant to Rule 424 promulgated under the Securities Act, as may be necessary to keep such Registration Statement effective at all times during the Registration Period, and prepare and file with the SEC such additional Registration Statements in order to register for resale under the Securities Act all of the Registrable Securities; (ii) cause the related prospectus to be amended or supplemented by any required prospectus supplement (subject to the terms of this Agreement), and as so supplemented or amended to be filed pursuant to Rule 424; (iii) provide the Investor copies of all correspondence from and to the SEC relating to a Registration Statement (provided that the Company may excise any information contained therein which would constitute material non-public information), and (iv) comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities of the Company covered by such Registration Statement until such time as all of such Registrable Securities shall have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof as set forth in such Registration Statement. In the case of amendments and supplements to a Registration Statement which are required to be filed pursuant to this Agreement (including pursuant to this Section 6.01(e)) by reason of the Company’s filing a report on Form 20-F, or Form 6-K or any analogous report under the Exchange Act, the Company shall incorporate such report by reference into the Registration Statement, if applicable, or shall file such amendments or supplements with the SEC either on the day on which the Exchange Act report is filed which created the requirement for the Company to amend or supplement the Registration Statement, if feasible, or otherwise promptly thereafter..

(c)         Intentionally Omitted.

(d)         The Company shall use its best efforts to (i) register and qualify the Registrable Securities covered by a Registration Statement under such other securities or “blue sky” laws of such jurisdictions in the United States as the Investor reasonably requests, (ii) prepare and file in those jurisdictions, such amendments (including post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof during the Registration Period, (iii) take such other actions as may be necessary to maintain such registrations and qualifications in effect at all times during the Registration Period, and (iv) take all other actions reasonably necessary or advisable to qualify the Registrable Securities for sale in such jurisdictions; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (w) make any change to its Articles of Incorporation or By-laws, (x) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 6.01(f), (y) subject itself to general taxation in any such jurisdiction, or (z) file a general consent to service of process in any such jurisdiction. The Company shall promptly notify the Investor of the receipt by the Company of any notification with respect to the suspension of the registration or qualification of any of the Registrable Securities for sale under the securities or “blue sky” laws of any jurisdiction in the United States or its receipt of actual notice of the initiation or threat of any proceeding for such purpose.

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(e)          As promptly as practicable after becoming aware of such event, the Company shall notify the Investor in writing of the happening of any event as a result of which the prospectus included in the Registration Statement, as then in effect, includes an untrue statement of a material fact or omission to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (“Registration Default”) and use all diligent efforts to promptly prepare a supplement or amendment to such Registration Statement and take any other necessary steps to cure the Registration Default (which, if such Registration Statement is on Form F-3, may consist of a document to be filed by the Company with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act (as defined below) and to be incorporated by reference in the prospectus) to correct such untrue statement or omission, and make available copies of such supplement or amendment to the Investor. The Company shall also promptly notify the Investor (i) when a prospectus or any prospectus supplement or post-effective amendment has been filed, and when the Registration Statement or any post-effective amendment has become effective; (ii) of any request by the SEC for amendments or supplements to the Registration Statement or related prospectus or related information, (iii) of the Company’s reasonable determination that a post-effective amendment to the Registration Statement would be appropriate, (iv) in the event the Registration Statement is no longer effective, or (v) if the Registration Statement is stale as a result of the Company’s failure to timely file its financials or otherwise. If a Registration Default occurs during the period commencing on the Put Notice Date and ending on the Closing Date, the Company acknowledges that its failure to cure such a Registration Default within ten (10) business days will cause the Investor to suffer damages in an amount that will be difficult to ascertain.

(f)          The Company shall use all commercially reasonable efforts to prevent the issuance of any stop order or other suspension of effectiveness of the Registration Statement, or the suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction and, if such an order or suspension is issued, to obtain the withdrawal of such order or suspension at the earliest possible moment and to notify the Investor holding Registrable Securities being sold of the issuance of such order and the resolution thereof or its receipt of actual notice of the initiation or threat of any proceeding concerning the effectiveness of the Registration Statement.

(g)          The Company shall permit the Investor and one (1) legal counsel, designated by the Investor, to review and comment upon the Registration Statement and all amendments and supplements thereto at least one (1) calendar day prior to their filing with the SEC. However, any postponement of a filing of a Registration Statement or any postponement of a request for acceleration or any postponement of the effective date or effectiveness of a Registration Statement by written request of the Investor (collectively, the "Investor's Delay") shall not act to trigger any penalty of any kind, or any cash amount due or any in-kind amount due the Investor from the Company under any and all agreements of any nature or kind between the Company and the Investor. The event(s) of an Investor's Delay shall act to suspend all obligations of any kind or nature of the Company under any and all agreements of any nature or kind between the Company and the Investor.

(h)          Intentionally Omitted.

(i)           Intentionally Omitted.

(j)           The Company shall use all commercially reasonable efforts to maintain designation and quotation of all the Registrable Securities covered by any Registration Statement on the Principal Market. The Company shall pay all fees and expenses in connection with satisfying its obligation under this Section 3(j).

(k)          Intentionally Omitted.

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(l)           The Company shall provide a transfer agent for all the Registrable Securities not later than the effective date of the first Registration Statement filed pursuant hereto.

(m)         Intentionally Omitted.

(n)          The Company shall use all commercially reasonable efforts to cause the Registrable Securities covered by the applicable Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to facilitate the disposition of such Registrable Securities.

(o)          The Company shall otherwise use all commercially reasonable efforts to comply with all applicable rules and regulations of the SEC in connection with any registration hereunder.

(p)          Intentionally Omitted.

Section 4.            OBLIGATIONS OF THE INVESTOR.

(a)          At least five (5) calendar days prior to the first anticipated filing date of the Registration Statement the Company shall notify the Investor in writing of the information the Company requires from the Investor for the Registration Statement. It shall be a condition precedent to the obligations of the Company to complete the registration pursuant to this Agreement with respect to the Registrable Securities and the Investor agrees to furnish to the Company that information regarding itself, the Registrable Securities and the intended method of disposition of the Registrable Securities as shall reasonably be required to effect the registration of the resale of such Registrable Securities and the Investor shall execute such documents in connection with such registration as the Company may reasonably request. The Investor covenants and agrees that, in connection with any sale of Registrable Securities by it pursuant to the Registration Statement, it shall comply with the “Plan of Distribution” section of the then current prospectus relating to such Registration Statement.

(b)          The Investor, by its acceptance of the Registrable Securities, agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of any Registration Statement hereunder.

(c)          The Investor agrees that, upon receipt of written notice from the Company of the happening of any event of the kind described in Section 3(f) or the first sentence of Section 3(e), the Investor will immediately discontinue disposition of Registrable Securities pursuant to any Registration Statement(s) covering the resale of such Registrable Securities until the Investor’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 3(f) or the first sentence of Section 3(e).

Section 5.            EXPENSES OF REGISTRATION.

All reasonable expenses, other than underwriting discounts and commissions and other than as set forth in the Investment Agreement, incurred in connection with registrations including comments, filings or qualifications pursuant to Section 2 and Section 3, including, without limitation, all registration, listing and qualifications fees, printing and accounting fees, and fees and disbursements of counsel for the Company shall be paid by the Company.

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Section 6.            Intentionally Omitted.

Section 7.            Intentionally Omitted.

Section 8.            REPORTS UNDER THE 1934 ACT.

With a view to making available to the Investor the benefits of Rule 144 promulgated under the 1933 Act or any other similar rule or regulation of the SEC that may at any time permit the Investor to sell securities of the Company to the public without registration (“Rule 144”), provided that the Investor holds any Registrable Securities which are eligible for resale under Rule 144 and such information is necessary in order for the Investor to sell such Securities pursuant to Rule 144, the Company agrees to:

(a)          make and keep public information available, as those terms are understood and defined in Rule 144;

(b)          file with the SEC in a timely manner all reports and other documents required of the Company under the 1934 Act so long as the Company remains subject to such requirements (it being understood that nothing herein shall limit the Company’s obligations under Section 5(c) of the Investment Agreement) and the filing of such reports and other documents is required for the applicable provisions of Rule 144; and

(c)          furnish to the Investor, promptly upon request, (i) a written statement by the Company that it has complied with the reporting requirements of Rule 144, the 1933 Act and the 1934 Act applicable to the Company, (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested to permit the Investor to sell such securities pursuant to Rule 144 without registration.

Section 9.            NO ASSIGNMENT OF REGISTRATION RIGHTS.

This Agreement and the rights, agreements or obligations hereunder may not be assigned, by operation of law, merger or otherwise, and without the prior written consent of the other party hereto, and any purported assignment by a party without prior written consent of the other party will be null and void and not binding on such other party. Subject to the preceding sentence, all of the terms, agreements, covenants, representations, warranties and conditions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the parties and their respective successors and assigns.

Section 10.           AMENDMENT OF REGISTRATION RIGHTS.

The provisions of this Agreement may be amended only with the written consent of the Company and the Investor.

Section 11.           MISCELLANEOUS.

(a)          Any notices or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile or email with the signed document attached in PDF format (provided a confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one (1) day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

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If to the Company:

10 Eleftheriou Venizelou Street
(Panepistimiou Ave.)
10671 Athens, Greece
Attention: Ion G. Varouxakis
Telephone: 011-30-210-452-8770
Fascimile: 011-30 210 4291 010
E-mail: igv@freeseas.gr
am@freeseas.gr

With copy to:

Nina S. Gordon, Esq.
Broad and Cassel
Corporate Centre of Boca Raton
7777 Glades Road
Suite 300
Boca Raton, FL 33434
Telephone: (561) 218-8856
Fascimile: (561) 218-8978
E-mail: ngordon@broadandcassel.com

If to the Investor:
Dutchess Opportunity Fund, II, LP
50 Commonwealth Ave, Suite 2
Boston, MA 02116
Telephone: (617) 301-4700
Fascimile:
E-mail:

Each party shall provide five (5) business days prior notice to the other party of any change in address, phone number, facsimile number ore-mail address.

(b)          Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.

(c)          This Agreement and the Investment Agreement constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein.

(d)          This Agreement and the Investment Agreement supersede all prior agreements and understandings among the parties hereto with respect to the subject matter hereof and thereof.

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(e)        The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof. Whenever required by the context of this Agreement, the singular shall include the plural and masculine shall include the feminine. This Agreement shall not be construed as if it had been prepared by one of the parties, but rather as if all the parties had prepared the same.

(f)        This Agreement may be executed in two or more identical counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement. This Agreement, once executed by a party, may be delivered to the other party hereto by facsimile transmission or by e-mail delivery of a PDF format of a copy of this Agreement bearing the signature of the party so delivering this Agreement.

(g)        Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(h)        In case any provision of this Agreement is held by a court of competent jurisdiction to be excessive in scope or otherwise invalid or unenforceable, such provision shall be adjusted rather than voided, if possible, so that it is enforceable to the maximum extent possible, and the validity and enforceability of the remaining provisions of this Agreement will not in any way be affected or impaired thereby.

Section 12.         GOVERNING LAW.

All disputes arising under this agreement shall be governed by and interpreted in accordance with the laws of New York, without regard to principles of conflict of laws.

*.*.*

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SIGNATURE PAGE OF REGISTRATION RIGHTS AGREEMENT

Your signature on this Signature Page evidences your agreement to be bound by the terms and conditions of the Investment Agreement and the Registration Rights Agreement as of the date first written above.

The undersigned signatory hereby certifies that he has read and understands the Registration Rights Agreement, and the representations made by the undersigned in this Registration Rights Agreement are true and accurate, and agrees to be bound by its terms.

DUTCHESS OPPORTUNITY FUND, II, LP,

By:	/s/ Douglas H. Leighton
Douglas H. Leighton
Managing Member of:
Dutchess Capital Management, II, LLC
General Partner to:
Dutchess Opportunity Fund, II, LP

FREESEAS, INC.

FreeSeas, Inc.

By:	/s/ Ion G. Varouxakis
Ion G. Varouxakis
Chairman of the Board, Chief Executive Officer and President

By:	/s/ Alexandros Mylonas
Alexandros Mylonas, Chief Financial Officer

Signature Page to Registration Rights Agreement

Exhibit A

Plan of Distribution

The purpose of this prospectus is to permit the selling stockholder to offer and resell up to an aggregate of _______ shares of our common stock at such times and at such places as it chooses. In this section of the prospectus, the term "selling stockholder" includes the partners, pledgees, donees, transferees or other successors-in-interest of the selling stockholder, which may sell shares received after the date of this prospectus from the selling stockholder as a pledge, gift, partnership or similar distribution or other non-sale related transfer. To the extent required, we may amend and supplement this prospectus from time to time to describe a specific plan of distribution. The decision to sell any shares offered pursuant to this prospectus is within the sole discretion of the selling stockholder.

The distribution of the common stock by the selling stockholder may be effected from time to time in one or more transactions. Any of the common stock may be offered for sale, from time to time, by the selling stockholder at prices and on terms then obtainable, at fixed prices, at prices then prevailing at the time of sale, at prices related to such prevailing prices, in privately negotiated transactions or otherwise. The common stock may be sold by one or more of the following:

•             On the OTCQB, the OTC Bulletin Board or any other national common stock exchange or automated quotation system on which our common stock is traded, which may involve transactions solely between a broker-dealer and its customers which are not traded across an open market and block trades;

•             Through one or more dealers or agents (which may include one or more underwriters), including, but not limited to:

o	Block trades in which the broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

o	Purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

o	Ordinary brokerage transactions; or

o	Transactions in which the broker solicits purchasers;

•             Directly to one or more purchasers; or

•            A combination of these methods.

Dutchess and any broker-dealers who act in connection with the sale of its shares are "underwriters" within the meaning of the Securities Act, and any discounts, concessions or commissions received by them and profit on any resale of the shares as principal may be deemed to be underwriting discounts, concessions and commissions under the Securities Act. Because the selling stockholder is an "underwriter" within the meaning of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act, including Rule 172 thereunder.

The selling stockholder or its underwriters, dealers or agents may sell the common stock to or through underwriters, dealers or agents, and such underwriters, dealers or agents may receive compensation in the form of discounts or concessions allowed or reallowed. Underwriters, dealers, brokers or other agents engaged by the selling stockholder may arrange for other such persons to participate. Any fixed public offering price and any discounts and concessions may be changed from time to time. Underwriters, dealers and agents who participate in the distribution of the common stock may be deemed to be underwriters within the meaning of the Securities Act, and any discounts or commissions received by them or any profit on the resale of shares by them may be deemed to be underwriting discounts and commissions thereunder. The proposed amounts of the common stock, if any, to be purchased by underwriters and the compensation, if any, of underwriters, dealers or agents will be set forth in a prospectus supplement.

Unless granted an exemption by the SEC from Regulation M under the Exchange Act, or unless otherwise permitted under Regulation M, the selling stockholder will not engage in any stabilization activity in connection with our common stock, will furnish each broker or dealer engaged by the selling stockholder and each other participating broker or dealer the number of copies of this prospectus required by such broker or dealer, and will not bid for or purchase any of our common stock or attempt to induce any person to purchase any of the common stock other than as permitted under the Exchange Act.

We will not receive any proceeds from the sale of these shares of common stock offered by the selling stockholder. We shall use our reasonable efforts to prepare and file with the SEC such amendments and supplements to the registration statement and this prospectus as may be necessary to keep such registration statement effective and to comply with the provisions of the Securities Act with respect to the disposition of the common stock covered by the registration statement for the period required to effect the distribution of such common stock.

We are paying certain expenses (other than commissions and discounts of underwriters, dealers or agents) incidental to the offering and sale of the common stock to the public, which are estimated to be approximately $____________. If we are required to update this prospectus during such period, we may incur additional expenses in excess of the amount estimated above. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act and the Exchange Act, subject to certain exceptions.

In order to comply with certain state securities laws, if applicable, the common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states the shares of common stock may not be sold unless they have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.